UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the Permanent Seismic Monitoring System

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Rio de Janeiro, February 14, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has signed a contract with the consortium formed by Alcatel Submarine Networks and Maersk for the construction and installation of the Permanent Seismic Monitoring System (PSMS) in the Mero field, in the Santos Basin.

The Mero PSMS project has unprecedented features in Brazil and incorporates state-of-the-art 4D seismic monitoring technology, with which seismic records obtained on different dates are used to track reservoir behavior over time.

The data acquired with the PSMS will make it possible to deepen the knowledge about the distribution of fluids in the reservoir and provide greater efficiency in the production of oil from the Mero field.

The contract signed with the consortium includes the construction and installation of 400 kilometers of optical fibers, distributed over an area of approximately 200 km² on the ocean floor. The optical fibers will be connected to the FPSO Sepetiba which, in connection with Petrobras' offices, will allow remote and instant access to the data generated by the monitoring system. The installation of this system will start in 2024.

The unitized Mero field is operated by Petrobras (38.6%), in partnership with Shell Brasil Petróleo Ltda (19.3%), TotalEnergies EP Brasil Ltda (19.3%), CNODC Brasil Petróleo e Gás Ltda (9.65%), CNOOC Petroleum Brasil Ltda (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%), as the Union's representative in the non-contracted area.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer